Ulta Salon, Cosmetics & Fragrance, Inc.
1135 Arbor Drive
Romeoville, Illinois 60446
October 22, 2007
VIA FACSIMILE AND EDGAR TRANSMISSION
Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549

Attention:	H. Christopher Owings
Scott Anderegg.

Re:	Ulta Salon, Cosmetics & Fragrance, Inc.
Registration Statement on Form S-1
File No. 333-144405
Ladies and Gentlemen:
     In accordance with Rule 461 under the Securities Act of 1933, as amended, we hereby request acceleration of the effective date of the Registration Statement on Form S-1 (No. 333-144405) (the “Registration Statement”) of Ulta Salon, Cosmetics & Fragrance, Inc. (the “Company”). We respectfully request that the Registration Statement become effective as of 4:00 p.m., Washington, D.C. time, on October 24, 2007, or as soon as practicable thereafter. Once the Registration Statement has been declared effective, please orally confirm that event with our counsel, Latham & Watkins LLP, by calling Christopher D. Lueking at (312) 876-7680. We also respectfully request that a copy of the written order from the Securities and Exchange Commission (the “Commission”) verifying the effective time and date of the Registration Statement be sent to our counsel, Latham & Watkins LLP, Attention: Christopher D. Lueking, by facsimile to (312) 993-9767.
     The Company acknowledges the following:
•	Should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•	The action of the Commission or the staff, acting pursuant to delegated authority in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•	The Company may not assert this action as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
     Please do not hesitate to call Christopher D. Lueking at (312) 876-7680 if you have any questions regarding this request.
Very truly yours,
/s/ Lynelle P. Kirby
Lynelle P. Kirby
President and Chief Executive Officer